UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                            California Microwave, Inc.
                                 (Name of Issuer)

                           Common Stock, $.10 par value
                          (Title of Class of Securities)

                                    130442106
                                  (CUSIP Number)

                                 Matthew Kaufler
                         c/o 11 Tobey Village Office Park
                            Pittsford, New York  14534
                                  (716) 385-6090
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 10 Pages
CUSIP No.  130442106                                     Page 2 of 10 Pages
___________________________________________________________________________
(1)               NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Clover Capital Management, Inc.
                  16-1263400
___________________________________________________________________________
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)

                                                (a)  / /
                                                (b)  /X/
___________________________________________________________________________
(3)          SEC USE ONLY

___________________________________________________________________________
(4)          SOURCE OF FUNDS

             OO
___________________________________________________________________________
(5)          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                /  /
___________________________________________________________________________
(6)          CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
___________________________________________________________________________
                             (7)      SOLE VOTING POWER
                                      0 shares
                             ____________________________________________
NUMBER OF SHARES             (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                 1,219,400 shares
EACH REPORTING PERSON        ____________________________________________
WITH                         (9)      SOLE DISPOSITIVE POWER
                                      0 shares
                             ____________________________________________
                             (10)     SHARED DISPOSITIVE POWER
                                      1,219,400 shares
___________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,219,400 shares
___________________________________________________________________________
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                      /  /
___________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%
___________________________________________________________________________
(14)     TYPE OF REPORTING PERSON (See Instructions)
         IA
___________________________________________________________________________
CUSIP No.  130442106                                     Page 3 of 10 Pages
___________________________________________________________________________
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael E. Jones
         ###-##-####
___________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                (a)  / /
                                                (b)  /X/
___________________________________________________________________________
(3)      SEC USE ONLY

___________________________________________________________________________
(4)      SOURCE OF FUNDS

         Not Applicable
___________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       /  /
___________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
___________________________________________________________________________
                             (7)      SOLE VOTING POWER
                                      0 shares
                             ________________________________________________
NUMBER OF SHARES             (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                 1,219,400 shares
EACH REPORTING PERSON        ________________________________________________
WITH                         (9)      SOLE DISPOSITIVE POWER
                                      0 shares
                             ________________________________________________
                             (10)     SHARED DISPOSITIVE POWER
                                      1,219,400 shares
___________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,219,400 shares
___________________________________________________________________________
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                      /  /
___________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%
___________________________________________________________________________
(14)     TYPE OF REPORTING PERSON (See Instructions)
         IN
___________________________________________________________________________
CUSIP No.  130442106                                    Page 4 of 10 Pages
___________________________________________________________________________
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Geoffrey H. Rosenberger
         ###-##-####
___________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                (a)  / /
                                                (b)  /X/
___________________________________________________________________________
(3)      SEC USE ONLY

___________________________________________________________________________
(4)      SOURCE OF FUNDS

         Not Applicable
___________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       /  /
___________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
___________________________________________________________________________
                             (7)      SOLE VOTING POWER
                                      0 shares
                             ________________________________________________
NUMBER OF SHARES             (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                 1,219,400 shares
EACH REPORTING PERSON        ________________________________________________
WITH                         (9)      SOLE DISPOSITIVE POWER
                                      0 shares
                             ________________________________________________
                             (10)     SHARED DISPOSITIVE POWER
                                      1,219,400 shares
___________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,219,400 shares
___________________________________________________________________________
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                         /  /
___________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%
___________________________________________________________________________
(14)     TYPE OF REPORTING PERSON (See Instructions)
         IN
___________________________________________________________________________
CUSIP No.  130442106                                    Page 5 of 10 Pages
___________________________________________________________________________
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles W. Ruff
         ###-##-####
___________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                (a)  /  /
                                                (b)  /X/
___________________________________________________________________________
(3)      SEC USE ONLY

___________________________________________________________________________
(4)      SOURCE OF FUNDS

         PF as to 1,000 shares; Not Applicable as to 1,219,400 shares
___________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       /  /

___________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
___________________________________________________________________________
                             (7)      SOLE VOTING POWER
                                      0 shares
                             ________________________________________________
NUMBER OF SHARES             (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                 1,220,400 shares
EACH REPORTING PERSON        ________________________________________________
WITH                         (9)      SOLE DISPOSITIVE POWER
                                      0 shares
                             ________________________________________________
                             (10)     SHARED DISPOSITIVE POWER
                                      1,220,400 shares
___________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,220,400 shares
___________________________________________________________________________
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /  /
___________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%
___________________________________________________________________________
(14)     TYPE OF REPORTING PERSON (See Instructions)
         IN
___________________________________________________________________________
CUSIP No.  130442106                                    Page 6 of 10 Pages

Item 1.      Security and Issuer

             This instrument relates to the common stock par value $.10 per share, of California Microwave, Inc. (the Company ), the issuer of such securities. The principal executive offices of the issuer are located at 555 Twin Dolphin Drive, Redwood City, California 94065.



Item 2.      Identity and Background

             The following information is given for the corporation and persons listed below (collectively, the "Reporting Persons")

           (1)    (a)  Clover Capital Management, Inc. ("Clover")
                  (b)  State of organization: New York
                  (c)  Principal business is investment adviser
                  (d)  Address of principal office is:
                         11 Tobey Village Office Park
                         Pittsford, NY  14534
                  (e) During the past 5 years the corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (f) During the last 5 years the corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enforcing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (2)  (a)  Michael E. Jones
               (b)  Residence Address:
                         8 Hidden Springs Drive
                         Pittsford, NY  14534
               (c) Present principal occupation and employment is as Managing Director, President and Treasurer of Clover. He is also a director and controlling shareholder of Clover.
               (d) During the past 5 years Mr. Jones has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the last 5 years Mr. Jones has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enforcing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)       Mr. Jones is a U.S. citizen.

CUSIP No.  130442106                                         Page 7 of 10 Pages




          (3)  (a)  Geoffrey H. Rosenberger
               (b)  Residence Address:
                         24 Tuxford Road
                         Pittsford, NY  14534
               (c) Present principal occupation and employment is as candidate for U.S. Congress. He is a director and controlling shareholder of Clover but is on a leave of absence until the general election in November 1996.
               (d) During the past 5 years Mr. Rosenberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the last 5 years Mr. Rosenberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enforcing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)  Mr. Rosenberger is a U.S. citizen.


          (4)  (a)  Charles W. Ruff
               (b)  Residence Address:
                         29 Devonwood Lane
                         Pittsford, NY  14534
               (c) Present principal occupation and employment is as an equity analyst at Clover. He is also a director and a vice president of Clover.
               (d) During the past 5 years Mr. Ruff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the last 5 years Mr. Ruff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enforcing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)  Mr. Ruff is a U. S. citizen.



Item 3.   Source and Amount of Funds in Other Consideration

     The subject securities covered by this Schedule attributable to Clover are owned beneficially by the various client accounts advised by Clover. Funds to purchase such securities originated from such accounts. Clover is not aware of any borrowing to finance such purchases. It is anticipated that the above information would also apply to future purchases, if any. The addressed 1,000 shares beneficially owned by Charles W. Ruff were acquired from personal funds, none were acquired with borrowed funds.

CUSIP No.  130442106                                    Page 8 of 10 Pages

Item 4.   Purpose of Transaction

     The subject securities were acquired and continue to be held by the Reporting Persons for investment purposes. Each reserves the right to acquire or dispose of the subject securities. On August 28, 1996 representatives of Clover met with the Chief Executive Officer and Chief Financial Officer of the Company and recommended that the Chief Executive Officer be replaced because in Clover s opinion (1) the Company s credibility in the investment community has suffered because of earnings forecasts made by the Chief Executive Officer that have failed to materialize, (2) the Company s performance has been and continues to be inferior to the Company s competitors, (3) certain of the Company s fundamental business strategies are flawed and (4) the Company has not provided a credible strategy as to how it will maximize shareholder value.

     In the future, Clover may present specific business strategies to the Board of Directors or otherwise provide advice regarding the business of the Company and possible ways to maximize shareholder value.

     Except as set forth in this Item 4, the Reporting Persons have no present plan or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the subject securities beneficially owned by each of the Reporting Persons is as follows:

          Name                       No. of Shares    Percentage
          ----                       -------------    ----------
   Clover                              1,219,400         7.7
   Michael E. Jones                            0         0.0
   Geoffrey H. Rosenberger                     0         0.0
   Charles W. Ruff                         1,000         0.006


     (b) As investment adviser to the client accounts owning the subject securities, Clover shares the voting and dispositive power with the account owner of each account. As directors of Clover, Messrs. Jones, Rosenberger and Ruff share the voting and dispositive powers with Clover.

     In addition, Mr. Ruff holds shared voting and dispositive power with respect to the subject securities beneficially owned by him (other than indirectly through Clover).
CUSIP No.  130442106                                      Page 9 of 10 Pages


     (c) During the last 60 days the following transactions occurred in the subject securities by the following persons:

          (i)  Name: Clover (for client accounts)

Date of Transactions: 6/25 6/25   6/24   7/1    7/12   8/5    8/6    8/12   8/16
Type:                 Buy  Buy    Sell   Sell   Sell   Sell   Sell   Sell   Sell
Number of Shares:     900  1700   1200   1300   500    800    600    100    900
Price/Share:          $16  $15.75 $15.50 $15.38 $14.50 $12.50 $12.53 $12.88 $13.50
Where and how         MM   MM     MM     I      I      MM     I      I      MM
  transaction effected: (MM = Market Maker;  I = Instinet)

               (ii)     Name: Michael E. Jones
                         (none)

               (iii)    Name: Geoffrey H. Rosenberger
                         (none

               (iv)     Name: Charles W. Ruff
                         (none)

     (d) The client in each account advised by Clover and owning the subject securities has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sales of, the subject securities held by the account.

     (e)  Inapplicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               There are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and others with respect to any securities of the Company and there are none among the Reporting Persons except as results from their relationship with Clover and the investment advisory contracts between Clover and each client whose account owns the subject securities pursuant to which Clover has discretionary authority to purchase or sell and vote the subject securities.


Item 7.   Material to be Filed as Exhibits

               Exhibit 99-1 - Joint Filing Agreement



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 30, 1996                       Clover Capital Management, Inc.


                                      By:/s/ Michael E. Jones
                                         Michael E. Jones, Managing Director



August 30, 1996                            /s/ Michael E. Jones
                                               Michael E. Jones


August 30, 1996                            /s/ Geoffrey H. Rosenberger
                                               Geoffrey H. Rosenberger


August 30, 1996                            /s/ Charles W. Ruff
                                               Charles W. Ruff